SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 9)*

Aegon N.V.

(Name of Issuer)

Common Shares, par value €0.12 per share

(Title of Class of Securities)

007924103

(CUSIP Number)

J.O. van Klinken

General Counsel

Aegonplein 50, 2591 TV

The Hague, The Netherlands

+31 610198362

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 16, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 007924103	13D	Page 1 of 4 pages

1	Names of Reporting Persons Vereniging AEGON
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization The Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 315,532,860*
	8	Shared Voting Power 0
	9	Sole Dispositive Power 315,532,860*
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 315,532,860*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 15.0%*
14	Type of Reporting Person OO

*

Does not include 494,433,240 Common Shares B held by the Reporting Person, which, when combined with the Common Shares reported herein, give the Reporting Person the power to vote 32.6% of the total voting power of the Issuer.

CUSIP No. 007924103	13D	Page 2 of 4 pages

EXPLANATORY NOTE

This Amendment No. 9 (“Amendment No. 9”) to Schedule 13D amends and supplements the statement on Schedule 13D originally filed with the United States Securities and Exchange Commission (the “SEC”) on January 16, 1998 (as amended, the “Schedule 13D”), relating to the common shares, par value €0.12 per share (the “Common Shares”), of Aegon N.V., a public limited company organized in the Netherlands (the “Issuer”). Capitalized terms used herein without definition shall have the meanings set forth in the Schedule 13D.

Item 4.	Purpose of Transaction.

Item 4 to the Schedule 13D is hereby amended and supplemented as follows:

Voting Undertaking Agreement

On August 16, 2023, the members of the Reporting Person voted to instruct the board of the Reporting Person, subject to the board’s fiduciary duties, to vote all of its Common Shares and Common Shares B (based on one vote per 40 Common Shares B) at the Issuer’s next extraordinary general meetings in favor of the Issuer’s redomiciliation from the Netherlands to Bermuda, by way of (i) a conversion into a Luxembourg S.A. followed by (ii) a conversion into a Bermuda Ltd. (the “Redomiciliation”). Following such vote of the members of the Reporting Person, the board of the Reporting Person is obligated, pursuant to the terms of the Voting Undertaking Agreement, dated as of June 29, 2023, between the Issuer and the Reporting Person, and subject to the board’s fiduciary duties, to vote all of such shares in favor of the Redomiciliation.

Common Shares B Repurchase

On December 15, 2022, the Issuer repurchased 43,817,400 Common Shares B from the Reporting Person for an aggregate amount of €5,113,578.21, in order to align the aggregate voting power of the Common Shares B held by the Reporting Person to 32.64% of the total voting securities of the Issuer, as specified in the Voting Rights Agreement.

Item 5.	Interest in Securities of the Issuer.

Item 5 to the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) – (b)

•	Amount beneficially owned: 315,532,860 Common Shares

•	Percent of Class: 15.0%

•	Number of shares the Reporting Person has:

•	Sole power to vote or direct the vote: 315,532,860 Common Shares

•	Shared power to vote: 0

CUSIP No. 007924103	13D	Page 3 of 4 pages

•	Sole power to dispose or direct the disposition of: 315,532,860 Common Shares

•	Shared power to dispose or direct the disposition of: 0

The above percentage is based on 2,109,430,229 Common Shares outstanding as of June 30, 2023, as disclosed in the Issuer’s Form F-4/A filed with the SEC on July 13, 2023.

The amounts reported in this Item 5 do not include the Common Shares B beneficially owned by the Reporting Person. The Reporting Person has the sole power to vote and dispose of 494,433,240 Common Shares B, which, when combined with the Common Shares reported above, give the Reporting Person the power to vote 32.6% of the total voting power of the Issuer.

(c)	During the past 60 days, the Reporting Person has not effected any transactions with respect to the Common Shares.

(d)	None.

(e)	Not applicable.

CUSIP No. 007924103	13D	Page 4 of 4 pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 21, 2023

Vereniging AEGON

By:	/s/ L.J. Hijmans van den Bergh
Name:	L.J. Hijmans van den Bergh
Title:	Chairman